SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May, 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On May 17, 2010, Korea Electric Power Corporation (“KEPCO”) held an extraordinary general meeting of the shareholders. At the meeting, Mr. Kim, Woo Kyum was newly appointed as a standing director of KEPCO for a term of two years, and Mr. Kim, Sun-Jin whose term was extended for one year as a outside director was reappointed as a member of the audit committee of KEPCO for a term of one year. Brief biographies of these two individuals are set forth below:

Name:	Kim, Woo Kyum

Birth Date:	September 22, 1953

Term of Appointment:	Two years

Whether Being Newly Appointed:	Yes

Current Position	Executive Vice President, Head of Power Grid Construction Division, KEPCO

Major Prior Work Experience:	Head of Transmission Construction Department, KEPCO Head of Daegu Power Transmission District Office, KEPCO

Highest Educational Degree:	Master of Science, Electrical Engineering, Hanyang University

Nationality:	Republic of Korea

Name:	Kim, Sun-Jin

Birth Date:	November 5, 1953

Term of Appointment:	One year

Whether Being Newly Appointed:	Reappointment

Whether an Outside Director:	Yes. Also a member of the Audit Committee

Current Position	Professor of material science, Hanyang University

Major Prior Work Experience:	Chairman of the Major Policy Review Committee of the Korean Intellectual Property Office; Member of the Electric Power Policy Review Committee of the Ministry of Knowledge and Economy of Korea

Highest Educational Degree:	Ph.D., Material Science and Engineering, University of Iowa; Bachelor of Science, Material Science, Hanyang University

Nationality:	Republic of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-keun
Name:	Shin, Chang-keun
Title:	Vice President

Date: May 18, 2010